

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

April 8, 2010

Mr. Brent L. Korb
Quanex Building Products Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027

> **RE:** **Quanex Building Products Corporation**
> **Form 10-K for the fiscal year ended October 31, 2009**
> **Filed December 18, 2009**
> **File # 1-33913**

Dear Mr. Korb:

We have reviewed your response letter dated March 12, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended October 31, 2009

Liquidity and Capital Resources, page 32

1. We note your response to our prior comment three and the additional disclosures you intend to provide. Please revise future filings to also disclose your actual rolling EBITDA for the previous four fiscal quarters relative to the minimum requirement necessary to have access to the full availability of your credit facility.

Note 12. Industry Segment Information, page 77

2. We have reviewed your response to our prior comment ten. We note your belief that differences in the economic characteristics of your Engineered Products operating divisions were due to unique factors and your expectations that the economic characteristics of these operating segments will converge in the future. Please note that the continued existence of unique or unusual factors in the future

may indicate that the economic characteristics of these operating segments are not, in fact, similar and the operating segments may not continue to meet the aggregation criteria. In addition, not withstanding the disclosure requirements for reportable segments, please ensure that your MD&A in future filings fully discusses the unique and unusual factors you are experiencing and quantifies the impact of these factors on your results where practicable.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Pam Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant